UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID 04.032.433/0001 -80 Corporate Registry ID 33300275410
Publicly-held Company

NOTICE TO SHAREHOLDERS

We inform the Shareholders that at the Extraordinary General Meeting held on October 17, 2007 the following matters were approved:

I – The cancelling of 1,443,472 Common Shares and 18,277,422 Preferred Shares, kept in treasury and without reducing the capital stock. After the operation, the Company’s capital stock was represented by:

Common Shares	116,495,445
Preferred Shares	200,638,288

TOTAL	317,133,733

II – The reverse split of all the shares issued by the Company, pursuant to article 12 of Law 6,404/76, which will be thus processed:

(i) The Extraordinary General Meeting resolved on the reserve split of all shares representing the Company’ capital stock, in the proportion of twenty (20) shares for one (1) share of the same type. After the reverse split is concluded, the capital stock will then be represented by 15,856,686 non-par, registered shares, 5,824,772 of which are Common Shares, and 10,031,914 are Preferred Shares.

(ii) The objective of the reverse split is: (1) to reduce administrative and operational costs for the Company and its Shareholders; (2) to improve the efficiency of systems of registrations, controls and disclosure of information; and (3) to reduce the possibilities of information and communication errors, enhancing services to the Company’s Shareholders.

(iii) Up to November 16, 2007, the Shareholders may, at their own and exclusive discretion, adjust their ownership positions, by type, in multiple lots of twenty (20), by means of trading on BOVESPA.

(iv) In the period between October 18 and November 16, 2007, the Shareholders may also carry out purchase and sale transactions through brokerage firms authorized to operate on BOVESPA, or also through the branches of Banco do Brasil (account holders non-account holders).

(v) The purchases carried out through Banco do Brasil will be exempted from paying the brokerage fee, exclusively in what concerns the necessary amount so that the shareholder then holds one (1) share of the Company of its respective type, so that the Company’s Shareholders holding less than twenty (20) shares representing the Company’s capital stock may still be Shareholders after the reverse split.

(vi) As of November 19, 2007, the shares representing the Company’s capital stock will be exclusively traded as grouping.

(vii) The Share fractions that may result from the reverse split will be detached, grouped in whole numbers, and sold on BOVESPA, and the amounts resulting from sale will be made available in the respective Shareholder’s name, after the financial settlement of the sale, as follows:

(a)	Banco do Brasil’s account holders will have the corresponding amount directly credited to their checking account;

(b)	the other Shareholders must go to the Banco do Brasil branch selected by them in order to receive the respective amounts;

(c)	the amount corresponding to the Shareholders under custody at the Brazilian Clearing and Depositary Corporation (CBLC) will be directly credited to that Company, which will be in charge of transferring it to the Shareholders through the custody agents; and

(d)	for the Shareholders whose Shares are blocked or whose record is outdated, the amount will be retained by the Company and made available to the respective Shareholder for payment, exclusively by means of the submission of documentation evidencing the unblocking or the identification, depending on the case.

Any clarifications concerning the reverse share split operation may be obtained as of October 17 through the “Contact IR” link on the Company’s website www.contax.com.br, or at any branch of Banco do Brasil, or still through Banco do Brasil’s Customer Service, through the telephone numbers (in Brazil) 4004-0001 (for capitals and metropolitan areas) and 0800-7290001 (other areas).

Rio de Janeiro, October 17, 2007

Michel Neves Sarkis
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.